Exhibit (d)(11)

SCHEDULE A

(Amended as of December 1, 2017)

Maximum Total Series Operating Expenses

(as a percentage of average daily net assets)

Name of Portfolio	Retail Shares	Institutional Shares	R6 Shares	TA Shares

Baron Partners Fund	1.45%	1.20%	1.20%	N/A
Baron Focused Growth Fund	1.35%	1.10%	1.10%	N/A
Baron International Growth Fund	1.20%	0.95%	0.95%	N/A
Baron Real Estate Fund	1.35%	1.10%	1.10%	N/A
Baron Emerging Markets Fund	1.50%	1.25%	1.25%	N/A
Baron Energy and Resources Fund	1.35%	1.10%	1.09%	N/A
Baron Global Advantage Fund	1.15%	0.90%	0.90%	N/A
Baron Real Estate Income Fund	1.05%	0.80%	0.80%	N/A
Baron WealthBuilder Fund	0.30%	0.05%	N/A	0.05%